Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. Earnings are defined as pre-tax income or loss from continuing operations, plus fixed charges, plus amortization of capitalized interest, less interest expense capitalized. Fixed charges are defined as the sum of interest expensed and capitalized, plus amortization of deferred financing costs, plus an estimate of interest within rent expense.

	2002	2003	2004	2005	2006	Six Months Ended 6/30/07
Earnings (in $000s):
Pre-tax income (loss) from continuing operations	$(773)	$4,279	$15,960	$15,035	$(29,627)	$3,828
Add fixed charges	326	1,184	769	428	10,218	9,305
Add amortization of capitalized interest	—	—	—	—	—	21
Subtract interest expense capitalized	—	—	—	—	(810)	—

	$(447)	$5,463	$16,729	$15,463	$(20,219)	$13,154

Fixed Charges (in $000s) (1):
Interest expensed and capitalized	$21	$845	$403	$39	$8,944	$8,346
Amortization of deferred financing costs	—	—	—	—	624	624
Estimate of interest within rent expense	305	339	366	389	650	335

	$326	$1,184	$769	$428	$10,218	$9,305

Ratio of Earnings to Fixed Charges	—	4.6	21.7	36.1	—	1.4

Deficiency of Earnings Available to Cover Fixed Charges (in $000s)	$773 (2)	—	—	—	$30,437 (3)	—

(1)	The Company’s policy is to recognize interest expense related to income tax matters in income tax expense. Therefore, interest expense accrued of $281 for the six months ended June 30, 2007 recorded in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, was not included in the fixed charge total for that period.
(2)	Earnings in 2002 were not sufficient to cover fixed charges by $773. Earnings in 2002 were reduced by a non-cash, pre-tax impairment charge of $7,237 for the write down of certain investments held by the Company’s strategic venture capital group, XR Ventures LLC.
(3)	Earnings in 2006 were not sufficient to cover fixed charges by $30,437. Earnings in 2006 were reduced by pre-tax restructuring charges of $16,145 and by pre-tax acquisition and integration-related charges of $19,269 incurred in connection with the acquisition of Amazys Holding AG.